Exhibit 77 Q1 (a)

FEDERATED INSTITUTIONAL TRUST

Amendment No. 6
to the
DECLARATION OF TRUST

Dated June 9, 1994


	THIS Declaration of Trust is amended as follows:

A. Strike the first sentence of Section 5 of Article XII from
	   the Declaration of Trust and substitute in its place the following:

Section 5. Offices of the Trust, Filing of Copies, Headings, Counterparts. The Trust shall maintain a usual place of business in Massachusetts, which shall be determined by the Trustees , and shall continue to maintain an office at such address unless changed by the Trustees to another location in Massachusetts.

	The undersigned, Vice President, hereby certifies that the above-stated Amendment is a true and correct Amendment to the Declaration of Trust, as adopted by the Board of Trustees at a meeting on the 17th day of May, 2000.

	WITNESS the due execution hereof this 17th day of May, 2000.


/s/ Richard B. Fisher
Richard B. Fisher, Vice President